Exhibit (a)(36)

For Immediate Release	Media Contact:	Investor Contact:
January 31, 2011	Bo Piela (617) 768-6579	Patrick Flanigan (617) 768-6563
Genzyme Will Allow Sanofi-Aventis to Conduct Due Diligence
Cambridge, MA — Genzyme Corp. (NASDAQ: GENZ) announced today that ongoing discussions with Sanofi-Aventis have progressed to the point where Genzyme’s board has authorized the company to enter into a confidentiality agreement with Sanofi-Aventis in order to allow Sanofi to conduct due diligence. Discussions between Genzyme’s advisors and Sanofi’s advisors and between Genzyme and Sanofi representatives are continuing. These discussions have focused to a significant degree on the potential use of a contingent value right for alemtuzumab as a part of a potential resolution of the differences in valuation between the parties, and the parties have also discussed other potential terms for a negotiated transaction.
Genzyme can provide no assurance that discussions with Sanofi will result in a transaction that will be determined by its board to be in the best interests of the company and its shareholders.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Sanofi-Aventis. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.